SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2022
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 33.042.730/0001-04

Company Registry (NIRE): 35-3.0039609.0

MATERIAL FACT

COMPANHIA SIDERÚRGICA NACIONAL (“Company”) announces that the Board of Directors approved its 12th issuance of simple debentures, non-convertible into shares, unsecured, in a single series, in the total amount of BRL 1,500,000,000.00, with a nominal unit value of BRL 1,000.00, at the date of issue ("Debentures" and "Issuance", respectively).

The Issuance will be subject of a public offering, with restricted distribution efforts, pursuant to Law No. 6,385, of December 7, 1976, as amended, of the Brazilian Securities Commission (“CVM”) Instruction No. 476, of January 16, 2009, as amended, and other applicable legal and regulatory provisions, under the firm placement guarantee regime, targeting professional investors, as provided for in article 11 of CVM Resolution No. 30, of May 11, 2021.

The Debentures will mature in 62 (sixty-two) months from the date of issuance. Compensatory interest corresponding to 100% (one hundred percent) of the average daily rates of DI - Interbank Deposit of one day, "over extra-group", expressed in the form percentage per year, based on 252 business days, calculated and published daily by B3, in the daily newsletter available on its website (http://www.b3.com.br ), plus a spread (overtax) corresponding to 2.50% (two integers and fifty percent) per year, based on 252 (two hundred and fifty-two) business days.

The net proceeds obtained through the Issuance will be fully used for early amortization of bank credit notes issued in favor of Caixa Econômica Federal and Cash Flow.

The general conditions of the Issuance are indicated in the minutes of the Company's Board of Directors' Meeting, which is available on the Company's investor relations page and on the CVM's website on the Internet.

This Material Fact is disclosed by the Company exclusively in compliance with the applicable legislation and regulations, so that it is exclusively informative and should not be interpreted or considered, for all legal purposes, as material for the sale or offer of the Debentures.

São Paulo, October 6, 2022.

Marcelo Cunha Ribeiro

CFO and Investor Relations Officer

COMPANHIA SIDERÚRGICA NACIONAL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 6, 2022

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.